SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 7, 2003

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U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

700 East Butterfield Rd.
Suite 250
Lombard, IL 60148

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits.**

(c)   **Exhibits:**

> 99.1.   Press Release of the Company dated May 7, 2003.

Item 9.   **Information Furnished Under Item 12 (Results of Operations and Financial Condition).**

The information contained in this Item 9 of this Current Report is being furnished pursuant to "Item 12. Results of Operations and Financial Condition" of Form 8-K in accordance with SEC Release Nos. 33-8216; 34-47583 (March 27, 2003).

The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

On May 7, 2003, U.S. Can Corporation (the "Company") released its results for the quarterly period ended March 30, 2003.

A copy of the Company's press release issued on May 7, 2003 is attached to this Current Report on Form 8-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By /s/ Sandra K. Vollman
Name: Sandra K. Vollman
Title: Senior Vice President and Chief
            Financial Officer

Date: May 9, 2003.

EXHIBIT INDEX

The following designated exhibit is filed herewith:

99.1   Press Release of the Company dated May 7, 2003.